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2021 FIRST QUARTER INTERIM REPORT

Financial and Operating Results

For the three months ended March 31, 2021

All dollar values are expressed in United States dollars unless otherwise stated

FINANCIAL HIGHLIGHTS:

▪

Sales averaged 9,691 boe/d including 171.9 Mbbls sold to EGPC for net proceeds of $8.5 million. Average realized price for Q1-2021 sales of $48.47/boe; Q1-2021 average realized price on Egyptian sales of $53.31/bbl and Canadian sales of $29.70/boe;

▪	Funds flow from operations of $0.1 million ($0.00 per share) in the quarter;
▪	First quarter net loss of $11.0 million ($0.15 per share), inclusive of a $3.0 million unrealized loss on derivative commodity contracts;
▪	Ended the first quarter with positive working capital of $7.1 million, including cash of $28.7 million;
▪	Subsequent to the quarter, the Company sold a ~499 Mbbl cargo of Egypt entitlement crude oil with net proceeds expected in May 2021;
▪	Subsequent to the quarter, the Company entered into an additional costless Dated Brent collar ($55.00 / $64.75) for the month of April 2021 hedging 350 Mbbls;

OPERATIONAL HIGHLIGHTS:

▪	First quarter production averaged 12,221 boe/d (Egypt 10,238 bbls/d, Canada 1,983 boe/d), a decrease of 163 boe/d (1%) from the previous quarter, primarily due to natural declines;
▪	Production in April averaged ~13,316 boe/d (Egypt ~11,009 bbls/d, Canada ~2,307 boe/d), an increase of 9% from Q1-2021;
▪

Ended the quarter with 455.7 Mbbls of entitlement crude oil inventory, an increase of 227.8 Mbbls from year end. This increase is due to a decrease in sales volumes, partially offset by a decrease in production;

▪	Recompletion of the SGZ-6X well to the deeper, more prospective lower Bahariya reservoir has been concluded in the Western Desert, Egypt;
▪	Rig mobilizing to the Eastern Desert, Egypt, where operations on the budgeted twelve well 2021 drilling program will commence this month;
▪	Completion work commenced during Q1-2021 on the previously drilled 2-mile horizontal well in South Harmattan, Canada;

CORPORATE HIGHLIGHTS:

▪	Business continuity plans remain effective across our locations in response to COVID-19 with no health and safety impacts or disruption to production; and
▪

The Company announced a merged concession agreement with a 15-year primary term and improved Company economics on December 3, 2020. The agreement is currently awaiting ratification by the Egyptian Parliament but will have a February 2020 effective date upon ratification. As such, the results achieved in Q1 are exclusive of any effective date adjustments that will be made upon ratification.

www.trans-globe.com

TSX & AIM: TGL   NASDAQ: TGA

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

CONTENTS

Financial and Operating Results	Page 3
Corporate Summary	Page 4
Operations Update	Page 5
Management's Discussion and Analysis	Page 7
Condensed Consolidated Interim Financial Statements	Page 19
Notes to the Condensed Consolidated Interim Financial Statements	Page 23

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

FINANCIAL AND OPERATING RESULTS

(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended March 31
Financial	2021	2020	% Change
Petroleum and natural gas sales	42,277	80,187	(47)
Petroleum and natural gas sales, net of royalties	18,052	53,234	(66)
Realized derivative (loss) gain on commodity contracts	(1,545)	4,168	(137)
Unrealized derivative (loss) gain on commodity contracts	(2,970)	4,376	(168)
Production and operating expense	9,449	23,257	(59)
Selling costs	34	626	(95)
General and administrative expense	5,037	1,904	165
Depletion, depreciation and amortization expense	4,815	12,252	(61)
Income tax expense	4,660	4,585	2
Cash flow used in operating activities	(3,940)	(3,672)	7
Funds flow from operations[1]	81	25,683	(100)
Basic per share	-	0.35
Diluted per share	-	0.35
Net loss	(11,024)	(55,218)	(80)
Basic per share	(0.15)	(0.76)
Diluted per share	(0.15)	(0.76)
Capital expenditures	2,907	5,577	(48)
Working capital	7,055	53,294	(87)
Long-term debt, including current portion	21,699	36,591	(41)
Common shares outstanding
Basic (weighted average)	72,542	72,542	-
Diluted (weighted average)	72,891	72,542	-
Total assets	197,150	241,219	(18)

Operating
Average production volumes (boe/d)	12,221	14,997	(19)
Average sales volumes (boe/d)	9,691	22,934	(58)
Inventory (Mbbls)	455.7	242.1	88
Average realized sales price ($/boe)	48.47	38.42	26
Production and operating expenses ($/boe)	10.83	11.14	(3)
[1]

Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

CORPORATE SUMMARY

TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 12,221 barrels of oil equivalent per day ("boe/d") during the first quarter of 2021. Egypt production was 10,238 barrels of oil per day ("bbls/d") and Canada production was 1,983 boe/d. Production for the quarter was within full year 2021 guidance of 12,000 to 13,000 boe/d and 1% lower than the previous quarter, primarily due to natural declines.

TransGlobe's Egyptian crude oil is sold at a quality discount to Dated Brent. The Company received an average price of $53.31 per barrel in Egypt during the quarter. In Canada, the Company received an average of $52.66 per barrel of oil, $26.42 per barrel of NGLs and $2.46 per thousand cubic feet ("Mcf") of natural gas during the quarter.

During Q1-2021, the Company had funds flow from operations of $0.1 million and ended the quarter with positive working capital of $7.1 million, including cash of $28.7 million. The Company had a net loss in the quarter of $11.0 million, inclusive of a $3.0 million unrealized derivative loss on commodity contracts which represents a fair value adjustment on the Company's hedging contracts at March 31, 2021.

In Egypt, the Company sold 171.9 thousand barrels (“Mbbls”) of entitlement crude oil to EGPC during the quarter, and had 455.7 Mbbls of entitlement crude oil inventory at March 31, 2021. The increase in inventoried crude oil is attributed to a decrease in sales volumes, offset by a slight decrease in production from the previous quarter. Subsequent to the quarter, TransGlobe sold a ~499 Mbbl cargo of Egypt entitlement crude oil, with net proceeds expected in May 2021. All Canadian production was sold during the quarter.

As announced on December 3, 2020, the Company has reached an agreement with the Egyptian General Petroleum Company (“EGPC”) to merge its three existing Eastern Desert concessions with a 15-year primary term and improved Company economics. The Company recently held discussions with the Ministry of Petroleum, and was informed that due to the recent Egyptian election combined with internal process changes for ratification, the Ministry is now expecting ratification to occur in the second half of 2021. The February 1, 2020 effective date for the improved concession terms and assurances from the Ministry is supportive of increased investment in advance of ratification.

In Egypt, the recompletion of the SGZ-6X well to the deeper, more prospective lower Bahariya reservoir has been concluded in the Western Desert. The well commenced production in March 2021. The rig is mobilizing to the Company’s Eastern Desert concessions where operations on the budgeted twelve well 2021 drilling program will commence in May 2021.

In Canada, completion work commenced during Q1-2021 on the previously drilled 2-mile horizontal well in South Harmattan. The well was completed and equipped in February and March and brought on production in early April with encouraging results during the clean-up phase.

The Company remains forward looking and prepared to use its operational control to take advantage of any sustained upward movement in oil price. TransGlobe continues to be vigilant in its search for M&A opportunities while steadfastly retaining its focus on shareholder value creation.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

EASTERN DESERT

West Gharib, West Bakr, and North West Gharib (100% working interest, operated)

Operations and Exploration

The EDC-64 rig has been mobilized to the Company’s Eastern Desert concessions where operations on the budgeted twelve well 2021 drilling program will commence in May 2021.

Production

Production averaged 10,050 bbls/d during the quarter, a decrease of 1% (79 bbls/d) from the previous quarter. The decrease was primarily due to natural declines.

Production in April 2021 averaged ~10,013 bbls/d.

Sales

The Company sold 165.5 Mbbls of inventoried entitlement crude oil to EGPC during the quarter.

Quarterly Eastern Desert Production (bbls/d)	2021	2020
	Q-1	Q-4	Q-3	Q-2
Gross production rate[1]	10,050	10,129	9,635	11,757
TransGlobe production (inventoried) sold	(2,531)	3,328	(1,432)	(1,761)
Total sales	7,519	13,457	8,203	9,996

Government share (royalties and tax)	5,680	5,715	5,452	6,648
TransGlobe sales (after royalties and tax)[2]	1,839	7,742	2,751	3,348
Total sales	7,519	13,457	8,203	9,996
[1]	Quarterly production by concession (bbls/d):
West Gharib – 3,076 (Q1-2021), 3,113 (Q4-2020), 2,808 (Q3-2020), and 3,453 (Q2-2020)
West Bakr – 6,415 (Q1-2021), 6,656 (Q4-2020), 6,498 (Q3-2020), and 7,935 (Q2-2020)
North West Gharib – 559 (Q1-2021), 360 (Q4-2020), 329 (Q3-2020), and 369 (Q2-2020)
[2]	Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the government's share of production sharing oil.

WESTERN DESERT

South Ghazalat (100% working interest, operated)

Operations and Exploration

The recompletion of SGZ-6X well to the deeper, more prospective lower Bahariya reservoir has been concluded. The well commenced production on March 21, 2021 at a field estimated production rate of ~3,600 bbls/d of light oil on a 32/64-inch choke with 0% watercut.

As planned, on March 22, 2021 the well was restricted to a field-estimated ~1,000 bbls/d of light-oil on a reduced choke to facilitate reservoir data gathering and the preparation of an effective reservoir management plan for the lower Bahariya at this location. The Company will provide a further update on South Ghazalat once this plan has been developed, though an increased oil offtake rate is now considered unlikely.

Work to expand the early production facility at South Ghazalat has been completed.

Production

Production averaged 188 bbls/d during the quarter, an increase of 35% (49 bbls/d) from the previous quarter. The increase was due to the recompletion noted above.

Production in April 2021 averaged ~996 bbls/d.

Sales

The Company sold 6.4 Mbbls of inventoried entitlement crude oil to EGPC during the quarter.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Quarterly Western Desert Production (bbls/d)	2021	2020
	Q-1	Q-4	Q-3	Q-2
Gross production rate	188	139	177	233
Total sales	188	139	177	233

Government share (royalties and tax)	117	86	110	145
TransGlobe sales (after royalties and tax)[1]	71	53	67	88
Total sales	188	139	177	233
[1]	Under the terms of the Production Sharing Concession Agreements, royalties and taxes are paid out of the government's share of production sharing oil.

CANADA

Operations and Exploration

In February the previously drilled 2-mile horizontal well in South Harmattan (13-16-29-3W5) was successfully completed. The well was equipped in March and brought on production at the beginning of April. The initial indications have been positive and a production update will be provided once stabilized rates are known.

Further development activity is planned in South Harmattan in 2021; the previously announced capital program includes drilling three horizontal wells targeting the Cardium light oil resource at Harmattan. The Company holds 22.5 sections of land in the South Harmattan area.

Production

In Canada, production averaged 1,983 boe/d during the quarter, a decrease of 133 boe/d (6%) from the previous quarter and below full year 2021 guidance of 2,300 to 2,500 boe/d. The decrease in production from the previous quarter is partially due to the shutting in of the 2-20-29-3W5 well while stimulation operations were occurring for the offsetting 13-16-29-3W5 well. Natural declines also contributed to the decrease in production. With the execution of the 2021 capital program, it is expected that production will be in-line with full year 2021 guidance.

Production in April 2021 averaged ~2,307 boe/d with ~754 bbls/d of oil. The increase in production in April is primarily due to the added production of the recently completed South Harmattan Cardium Horizontal well.

Quarterly Canada Production	2021	2020
	Q-1	Q-4	Q-3	Q-2
Canada crude oil (bbls/d)	564	618	661	706
Canada NGLs (bbls/d)	710	755	798	826
Canada natural gas (Mcf/d)	4,259	4,454	4,633	4,665
Total production (boe/d)	1,983	2,116	2,232	2,310

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 7, 2021

The following discussion and analysis is management’s opinion of TransGlobe Energy Corporation's ("TransGlobe" or the "Company") historical financial and operating results and should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2021 and 2020, together with the notes related thereto (the “Condensed Consolidated Interim Financial Statements”), and the audited Consolidated Financial Statements and Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2020 included in the Company's annual report. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) in the currency of the United States, except otherwise noted. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, that TransGlobe will have the ability to develop its properties in the manner currently contemplated, the expected benefits to the Company of consolidating, amending and extending the Company's Eastern Desert PSCs (as defined herein), the ratification of the consolidation, amendment and extension of the Company’s Eastern Desert PSC’s, and other matters, anticipated changes to the Company's reserves and production, timing of directly marketed crude oil sales, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situation in Egypt, reserves estimates, management’s expectation for results of operations for 2021, including expected 2021 average production, funds flow from operations, that TransGlobe will have the ability to pay down its debt and return money to its shareholders, the 2021 capital program for exploration and development, the timing and method of financing thereof, the Company's continued work with EGPC (as defined herein) regarding scheduling cargoes, anticipated reductions in year-end inventory, the availability of funds to meet current and foreseeable financial requirements at a reasonable cost, collection of accounts receivable from the Egyptian Government, the timing of liftings of crude oil produced from the Company’s Egyptian operations, the terms of drilling commitments under the Egyptian Production Sharing Agreements and Production Sharing Concessions (collectively defined as "PSCs") and the method of funding such drilling commitments, the Company's beliefs regarding the reserves and production growth of its assets and the ability to grow with a stable production base, that TransGlobe will have the ability to steward capital and reduce costs, commodity prices and expected volatility thereof, and interest rates and the expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.

Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.

Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, fluctuations in operating expenses due to changes in inventory volumes, inability to pay down the Company's debt, inability to continue to work with the Egyptian General Petroleum Company ("EGPC") to schedule cargoes, the ratification of the consolidation, amendment and extension of the Company’s Eastern Desert PSCs, imprecision of reserves estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, failure to collect the remaining accounts receivable balance from EGPC, the potential impacts of COVID-19 to the Company’s business, operating results, cash flows and/or financial condition, ability to access sufficient capital from internal and external sources and the risks contained under "Risk Factors" in the Company's Annual Information Form which is available on www.sedar.com. The recovery and reserves estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.

Forward-looking information and statements contained in this document include the payment of dividends, including the timing and amount thereof, and the Company's intention to declare and pay dividends in the future under its current dividend policy. Without limitation of the foregoing, future dividend payments, if any, and the level thereof is uncertain, as the Company's dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, free cash flow, financial requirements for the Company's operations and the execution of its strategy, ongoing production maintenance, growth through acquisitions, fluctuations in working capital and the timing and amount of capital expenditures and anticipated business development capital, payment irregularity in Egypt, debt service requirements and other factors beyond the Company's control. Further, the ability of the Company to pay dividends will be subject to applicable laws (including the satisfaction of the liquidity and solvency tests contained in applicable corporate legislation) and contractual restrictions contained in the instruments governing its indebtedness.

In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; the ability of the Company's derivative financial instruments to manage its exposure thereto; currency exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; that the Company's ongoing work with the EGPC with respect to scheduling cargoes will continue be successful; the ratification of the consolidation, amendment and extension of the Company’s Eastern Desert PSCs; the impact of potential litigation and claims on the Company; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and on the Company's website (www.trans-globe.com).

Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings (loss) as further information becomes available, and as the economic environment changes.

This MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to "NON-GAAP FINANCIAL MEASURES".

All oil and natural gas reserves information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document. The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.

Mr. Ron Hornseth, B.Sc., General Manager – Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NON-GAAP FINANCIAL MEASURES

Funds flow from operations

This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flows necessary to fund future growth through capital investment. Funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

Reconciliation of funds flow from operations

	Three Months Ended March 31
($000s)	2021	2020
Cash flow used in operating activities	(3,940)	(3,672)
Changes in non-cash working capital	4,021	29,355
Funds flow from operations[1]	81	25,683
[1]

Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Loss and Comprehensive Loss. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Net debt-to-funds flow from operations ratio

Net debt-to-funds flow from operations is a measure that is used by management to set the amount of capital in proportion to risk. The Company’s net debt-to-funds flow from operations ratio is computed as long-term debt, including the current portion, net of working capital, over funds flow from operations for the trailing twelve months. Net-debt-to-funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

Netback

Netback is a measure of operating results and is computed as sales net of royalties (all government interests, net of income taxes), production and operating expenses, current taxes and selling costs. The Company's netbacks include sales and associated costs of production from inventoried crude oil sold during the period. Royalties and taxes associated with inventoried crude oil are recognized in the financial statements at the time of production. As a result, netbacks fluctuate depending on the timing of entitlement crude oil sales. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

OUTLOOK

The 2021 outlook provides information as to management’s expectation for results of operations for 2021. Readers are cautioned that the 2021 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this "MD&A".

2021 Outlook

The 2021 production outlook for the Company is provided as a range to reflect timing and performance contingencies.

Global reaction to the spread of COVID-19 and the related economic fallout has created significant volatility, uncertainty, and turmoil in the oil and gas industry. Preventative measures taken globally to mitigate the spread of the virus may result in lower per boe results in 2021 as the effects of the pandemic may continue to negatively impact TransGlobe’s business.

TransGlobe maintains a strong balance sheet with modest debt and is the operator across all of its producing assets, which gives the Company significant capital flexibility and a high degree of discretion in its forward investment program. The Company intends to use all available tools to minimize balance sheet risk and position itself for future success

With $15.0 million owed to Mercuria Energy Trading SA (“Mercuria”) and $6.7 million owed to ATB Financial (“ATB”), TransGlobe is in compliance with its debt covenants. The Company exited the first quarter of 2021 with $28.7 million in cash on hand. Subsequent to the end of the quarter the Company collected $1.0 million in proceeds from previous crude oil sales in Egypt and sold a ~499 Mbbl cargo of Egypt entitlement crude oil with net proceeds expected in May 2021.

As announced in early December, 2020, the Company reached an agreement with the Egyptian General Petroleum Company (“EGPC”) to merge its three existing Eastern Desert concessions with a 15-year primary term and improved Company economics. The Company recently held discussions with the Ministry of Petroleum, and was informed that due to the recent Egyptian election combined with internal process changes for ratification, the Ministry is now expecting ratification to occur in the second half of 2021. The February 1, 2020 effective date for the improved concession terms and assurances from the Ministry is supportive of increased investment in advance of ratification.

Subject to ratification, the Company will pay EGPC a signature bonus and an equalization payment in installments. An initial equalization payment of $15.0 million and signature bonus of $1.0 million are due effectively on ratification, with five further annual equalization payments of $10.0 million each being made over five years (beginning February 1, 2022 until February 1, 2026). The Company will also have minimum financial work commitments of $50.0 million per each five-year period of the primary development term, commencing on the February 1, 2020 effective date.

With the approval of the agreement to merge the Eastern Desert concessions and recent commodity price improvements, the Company has moved forward to re-start investment in Egypt and also in Canada to support growth plans in both countries. The Company’s 2021 capital program of $27.2 million (before capitalized G&A) includes $16.6 million for Egypt and $10.6 million for Canada. The 2021 plan was prepared to focus on value accretive projects within its portfolio, maximize free cash flow to direct at future value growth opportunities and to increase the Company’s production base.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Total corporate production is expected to range between 12.0 and 13.0 Mboe/d (mid-point of 12.5 Mboe/d) for 2021 with a 93% weighting to oil and liquids. Egypt oil production is expected to range between 9.7 and 10.5 Mbbls/d (mid-point of 10.1 Mbbls/d) in 2021. Canadian production is expected to range between 2.3 and 2.5 Mboe/d (mid-point of 2.4 Mboe/d) in 2021. The 2021 mid-point production guidance broken out by product type is summarized below:

Mid-point production guidance	Egypt	Canada	Total
Light and medium crude oil (bbls/d)	791	800	1,591
Heavy crude oil (bbls/d)	9,309	-	9,309
Conventional natural gas (Mcf/d)	-	4,800	4,800
Associated natural gas liquids (bbls/d)	-	800	800
Total (boe/d)	10,100	2,400	12,500

Funds flow from operations in any given period is dependent upon the timing and market price of crude oil sales in Egypt. Because these factors are difficult to accurately predict, the Company has not provided funds flow from operations guidance for 2021. Funds flow from operations and inventory levels in Egypt may fluctuate significantly from quarter to quarter due to the timing of crude oil sales.

The below chart provides a comparison of well netbacks in the Company’s Egyptian and Canadian assets under multiple price sensitivities. A typical Cardium well produces both oil and natural gas/NGLs. The price of each commodity varies significantly, therefore the below chart presents the netback of each revenue stream separately. The Egyptian well netbacks as presented below are on the average existing terms of its three Eastern Desert concessions and do not reflect the economics of the new merged concession agreement.

Netback sensitivity
Benchmark crude oil price ($/bbl)[1]	30.00	40.00	50.00	60.00	70.00
Benchmark natural gas price ($/Mcf)[2]	1.97	2.05	2.13	2.20	2.28
Netback ($/boe)
Egypt - crude oil[3]	(3.50)	0.60	4.70	8.50	10.80
Canada - crude oil[4]	13.90	22.50	30.40	37.90	45.60
Canada - natural gas and NGLs[4]	2.40	4.50	6.40	8.30	10.10
[1]	Benchmark Egypt crude oil price is Dated Brent; benchmark Canada crude oil price is WTI.
[2]	Benchmark natural gas price is AECO.
[3]

Egypt assumptions: using anticipated 2021 Egypt production profile, Gharib Blend price differential estimate of $5.00/bbl applied consistently at all price points, concession differentials of 4%, 5% and 5% applied to WG/WB/NWG respectively, operating costs estimated at ~$13.90/bbl, and maximum cost recovery resulting from accumulated cost pools.

[4]

Canada assumptions: using anticipated 2021 Canada production profile Edmonton Light price differential estimate of $C5.00/bbl, Edmonton Light to Harmattan discount of $C2.50/bbl, operating costs estimated at ~$C9.50/boe, NGL mixture price at 45% of Edmonton Light, and takes into consideration Canadian tax pools.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

SELECTED QUARTERLY FINANCIAL INFORMATION

($000s, except per share, price and volumes amounts)

	2021	2020				2019
($000s, except per share amounts, price and volumes)	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2
Operations
Average production volumes
Crude oil (bbls/d)	10,802	10,886	10,473	12,696	13,404	13,739	14,416	15,451
NGLs (bbls/d)	710	755	798	826	761	735	585	533
Natural gas (Mcf/d)	4,259	4,454	4,633	4,665	4,996	5,331	5,652	5,733
Total (boe/d)	12,221	12,384	12,044	14,300	14,997	15,362	15,943	16,940
Average sales volumes
Crude oil (bbls/d)	8,271	14,215	9,110	10,865	21,341	13,065	12,595	14,484
NGLs (bbls/d)	710	755	798	826	761	735	585	533
Natural gas (Mcf/d)	4,259	4,454	4,633	4,665	4,996	5,331	5,652	5,733
Total (boe/d)	9,691	15,712	10,680	12,470	22,934	14,688	14,122	15,973
Average realized sales prices
Crude oil ($/bbl)	53.26	37.40	37.14	23.40	40.47	51.61	54.33	60.29
NGLs ($/bbl)	26.42	18.96	15.65	11.43	12.49	18.81	19.75	24.55
Natural gas ($/Mcf)	2.46	1.85	1.80	1.31	1.61	1.81	0.70	0.89
Total oil equivalent ($/boe)	48.47	35.27	33.63	21.63	38.42	47.51	49.56	55.81
Inventory (Mbbls)	455.7	227.9	534.0	408.7	242.1	964.5	902.6	735.0
Petroleum and natural gas sales	42,277	50,989	33,046	24,549	80,187	64,201	64,388	81,123
Petroleum and natural gas sales, net of royalties	18,052	33,309	16,740	11,392	53,234	28,473	31,200	43,071
Cash flow (used in) generated by operating activities	(3,940)	14,180	(3,349)	24,551	(3,672)	23,740	12,042	22,125
Funds flow from operations[1]	81	7,202	323	(2,764)	25,683	3,171	9,429	19,116
Basic per share	-	0.10	-	(0.03)	0.35	0.04	0.13	0.26
Diluted per share	-	0.10	-	(0.03)	0.35	0.04	0.13	0.26
Net (loss) earnings	(11,024)	(2,855)	(5,957)	(13,367)	(55,218)	(8,202)	2,967	10,046
Basic per share	(0.15)	(0.04)	(0.08)	(0.19)	(0.76)	(0.11)	0.04	0.14
Diluted per share	(0.15)	(0.04)	(0.08)	(0.19)	(0.76)	(0.11)	0.04	0.14
Capital expenditures	2,907	254	437	1,229	5,577	10,996	9,292	8,097
Dividends declared	-	-	-	-	-	-	2,539	-
Dividends declared per share	-	-	-	-	-	-	0.035	-
Total assets	197,150	201,147	205,583	221,347	241,219	308,325	312,654	315,999
Cash and cash equivalents	28,669	34,510	27,065	34,837	23,830	33,251	24,444	34,125
Working capital	7,055	15,349	12,708	35,112	53,294	32,194	47,150	54,078
Total long-term debt, including current portion	21,699	21,464	25,946	27,071	36,591	37,041	41,726	48,109
Net debt-to-funds flow from operations ratio[2]	6.12	0.69	1.25	(0.23)	(0.29)	0.10	(0.10)	(0.10)
[1]

Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[2]

Net debt-to-funds flow from operations ratio is a measure that represents total long-term debt (including the current portion) net of working capital over funds flow from operations for the trailing 12 months and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

During the first quarter of 2021, TransGlobe:

•

Reported a decrease in production volumes of 19% compared to Q1-2020, the decrease was primarily attributable to the lack of capital investment in 2020 and the subsequent impact of natural declines to production;

•	Sold 171.9 Mbbls to EGPC in the first quarter of 2021 and ended the quarter with crude oil inventory of 455.7 Mbbls in Egypt;
•	Collected $10.0 million of accounts receivable from EGPC during the quarter;
•	Reported funds flow from operations of $0.1 million, inclusive of a $1.5 million realized derivative loss on commodity contracts;
•	Petroleum and natural gas sales decreased by 47% compared to Q1-2020, primarily due to a 58% decrease in sales volumes, partially offset by a 26% increase in realized prices;
•	Reported a net loss of $11.0 million inclusive of a $3.0 million unrealized derivative loss on commodity contracts;
•	Spent $2.9 million on capital expenditures; and
•	Ended Q1-2021 with positive working capital of $7.1 million, including $28.7 million in cash and cash equivalents.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

BUSINESS ENVIRONMENT

The Company’s financial results are influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2021	2020
Average reference prices and exchange rates	Q-1	Q-4	Q-3	Q-2	Q-1
Crude oil
Dated Brent average oil price ($/bbl)	60.82	44.29	42.96	29.34	50.44
Edmonton Sweet index ($/bbl)	52.54	38.50	37.35	21.71	38.59
Natural gas
AECO ($/MMBtu)	2.30	2.18	1.69	1.41	1.43
US/Canadian Dollar average exchange rate	1.27	1.30	1.33	1.39	1.35

In Q1-2021, the average price of Dated Brent oil was 37% higher than Q4-2020 and 21% higher than Q1-2020. Egypt production is priced based on Dated Brent, less a quality differential and is shared with the Egyptian government through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost oil or cost recovery barrels) which are assigned 100% to the Company. The PSCs provide for cost recovery per quarter up to a maximum percentage of total production. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSCs, the Contractor's share of excess ranges between 0% and 30%. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost oil ranges from 25% to 30% in Egypt. The balance of the production after maximum cost recovery is shared with the government (profit oil). Depending on the contract, the Egyptian government receives 70% to 86% of the profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of profit oil increases when production exceeds pre-set production levels in the respective contracts. During times of high oil prices, the Company receives less cost oil and may receive more production-sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and decrease in times of declining oil prices. If oil prices are sufficiently low and the Gharib Blend/Dated Brent differential is high, the cost oil portion may not be sufficient to cover operating costs and capital costs, or even operating costs alone. When this occurs, the non-recovered costs accumulate in the Company’s cost pools and are available to be offset against future cost oil during the term of the PSCs and any eligible extension periods.

EGPC owns the storage and export facilities where the Company's production is delivered and the Company requires EGPC cooperation and approval to schedule liftings. Once liftings occur, the Company incurs a 30-day collection cycle on liftings as a result of direct marketing to third-party international buyers. Depending on the Company's assessment of the credit of crude oil cargo buyers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings.

TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with the established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

In the first quarter of 2021, the average price of Edmonton Sweet index oil (expressed in US$) was 36% higher than both Q4-2020 and Q1-2020. In Q1-2021, the average price of AECO natural gas was 6% and 61% higher than Q4-2020 and Q1-2020, respectively.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest before Royalties

Production Volumes

	Three Months Ended March 31
	2021	2020
Egypt crude oil (bbls/d)	10,238	12,544
Canada crude oil (bbls/d)	564	860
Canada NGLs (bbls/d)	710	761
Canada natural gas (Mcf/d)	4,259	4,996
Total Company (boe/d)	12,221	14,997

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Sales Volumes (excludes volumes held as inventory)

	Three Months Ended March 31
	2021	2020
Egypt crude oil (bbls/d)	7,707	20,481
Canada crude oil (bbls/d)	564	860
Canada NGLs (bbls/d)	710	761
Canada natural gas (Mcf/d)	4,259	4,996
Total Company (boe/d)	9,691	22,934

Netback

Consolidated netback

	Three Months Ended March 31
	2021		2020
($000s, except per boe amounts)	$	$/boe	$	$/boe
Petroleum and natural gas sales	42,277	48.47	80,187	38.42
Royalties[2]	24,225	27.77	26,953	12.91
Current taxes[2]	4,660	5.34	4,585	2.20
Production and operating expenses	9,449	10.83	23,257	11.14
Selling costs	34	0.04	626	0.30
Netback[1]	3,909	4.49	24,766	11.87
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended March 31, 2021 and 2020 (these figures do not include TransGlobe's Egypt entitlement crude oil held as inventory at March 31, 2021).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

Egypt

	Three Months Ended March 31
	2021		2020
($000s, except per boe amounts)	$	$/boe	$	$/boe
Oil sales	36,974	53.31	75,415	40.46
Royalties[2]	23,484	33.86	26,342	14.13
Current taxes[2]	4,660	6.72	4,585	2.46
Production and operating expenses	7,928	11.43	21,358	11.46
Selling costs	34	0.05	626	0.34
Netback[1]	868	1.25	22,504	12.07
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent for the periods ended March 31, 2021 and 2020 (these figures do not include TransGlobe's Egypt entitlement crude oil held as inventory at March 31, 2021).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

Netbacks per barrel in Egypt decreased by 90% for the three months ended March 31, 2021, compared with the same period in 2020. The decrease was primarily due to 145% higher royalties and taxes per bbl, partially offset by 32% higher realized oil prices and 85% lower selling costs compared with the same period in 2020.

Royalties and taxes as a percentage of revenue were 76% in the three months ended March 31, 2021, compared to 41% in the same period in 2020. Royalties and taxes are settled on a production basis, therefore, the correlation of royalties and taxes to oil sales fluctuates depending on the timing of entitlement oil sales. If sales volumes had been equal to production volumes during the three months ended March 31, 2021, royalties and taxes as a percentage of revenue would have been 57% (Q1-2020 - 67%). In periods when the Company sells less than its entitlement production, royalties and taxes as a percentage of revenue will be higher than the terms of the PSCs. In periods when the Company sells more than its entitlement production, royalties and taxes as a percentage of revenue will be lower than the terms set out in the PSCs. The relative increase from 41% for the three months ended March 31, 2020 to 76% for the three months ended March 31, 2021, was due to production outpacing sales in the quarter, partially offset by Q1-2020 excess cost oil in the West Bakr concession. Excess cost oil occurs when the current costs and historic cost amortization, permissible within the PSC, are less than the proportion of cost oil value. In the case of West Bakr, 100% of excess cost oil belongs to EGPC, which effectively increases the royalty burden.

In Egypt, the average selling price for the three months ended March 31, 2021 was $53.31/bbl (Q1-2020 - $40.46), which was $7.51/bbl lower (Q1-2020 - $9.98 lower) than the average Dated Brent oil price of $60.82/bbl for Q1-2021 (Q1-2020- $50.44/bbl). The differences between the average selling prices and Dated Brent prices are due to a gravity/quality adjustment and are also impacted by the specific timing of direct sales.

In Egypt, production and operating expenses fluctuate periodically due to changes in inventory volumes as a portion of costs are capitalized and expensed when sold. Production and operating expenses decreased by 63% ($13.4 million) in the three months ended March 31, 2021, compared with the same period in 2020. The decrease was primarily related to a decrease in crude oil sales in Q1-2021 compared to Q1-2020, whereby operating costs were capitalized to inventory to be expensed when sold ($11.2 million). The decrease was also caused by lower production handling

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

fees ($1.2 million) and lower workover costs ($1.2 million), partially offset by an increase in manpower costs ($0.2 million) compared to the same period in 2020. On a per bbl basis, production and operating expenses remained flat compared to Q1-2020 due to lower sales volumes (62%).

Canada

	Three Months Ended March 31
	2021		2020
($000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	2,673	52.66	3,175	40.57
Natural gas sales	942	14.75	732	9.66
NGL sales	1,688	26.42	865	12.49
Total sales	5,303	29.70	4,772	21.37
Royalties	741	4.15	611	2.74
Production and operating expenses	1,521	8.52	1,899	8.50
Netback	3,041	17.03	2,262	10.13

Netbacks per boe in Canada increased by 68% for the three months ended March 31, 2021 compared to the same period in 2020. The increase in the current quarter is primarily due to a 39% higher realized sales price in Canada, partially offset by an increase in royalties of 51%.

In Q1-2021, the Company’s Canadian operations incurred $0.1 million higher royalty costs for the three months ended March 31, 2021 compared to the same period in 2020. The increase in royalties was primarily due to an increase in freehold and overriding royalties. Royalties amounted to 14% of petroleum and natural gas sales revenue during the three months ended March 31, 2021, compared to 13% during the comparative period in 2020. TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with an established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

Production and operating expenses for the three months ended March 31, 2021 decreased by 20% primarily due to a decrease in transportation costs.

GENERAL AND ADMINISTRATIVE EXPENSES ("G&A")

	Three Months Ended March 31
	2021		2020
($000s, except per boe amounts)	$	$/boe	$	$/boe
Gross G&A	2,430	2.79	3,511	1.68
Stock-based compensation	2,771	3.18	(1,301)	(0.62)
Capitalized G&A and overhead recoveries	(164)	(0.19)	(306)	(0.15)
Net G&A	5,037	5.78	1,904	0.91

Gross G&A decreased by 31% for the three months ended March 31, 2021 compared with the same period in 2020. This decrease was primarily due to lower salaries resulting from headcount reductions undertaken in Q1-2020. Severance costs were also incurred during Q1-2020 due to these headcount reductions, with no such costs being incurred in Q1-2021. Further decreases were due to lower business development costs, reduced corporate travel and lower professional fees.

Stock-based compensation expenses increased by 313% for the three months ended March 31, 2021 compared with the same period in 2020. The increase was primarily due to an increase in the Company’s share price at the end of the first quarter of 2021 and the associated revaluation of the Company’s potential obligations.

Capitalized G&A decreased by 46% for the three months ended March 31, 2021 compared to the same period in 2020. This decrease was primarily due to lower capital spending in Q1-2021 when compared to the same period in 2020.

FINANCE COSTS

	Three Months Ended March 31
($000s)	2021	2020
Interest on long-term debt	230	582
Interest on borrowing base facility	76	93
Amortization of deferred financing costs	102	95
Interest on lease obligations	62	45
Finance costs	470	815
Interest paid	293	618

Finance costs for the three ended March 31, 2021 decreased to $0.5 million from $0.8 million for the same period in 2020. This decrease was due to a lower balance of long-term debt and decreases to LIBOR and ATB Prime.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

As at March 31 2021, the Company had a prepayment arrangement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $15.0 million was outstanding.

As at March 31, 2021, the Company had a revolving Canadian reserves-based lending facility with ATB totaling C$15.0 million ($11.0 million), of which C$8.4 million ($6.7 million) was outstanding.

The prepayment agreement and reserves-based lending facility are subject to certain covenants. The Company was in compliance with its covenants as at March 31, 2021.

DEPLETION, DEPRECIATION AND AMORTIZATION ("DD&A")

	Three Months Ended March 31
	2021		2020
($000s, except per boe amounts)	$	$/boe	$	$/boe
Egypt[1]	3,007	4.34	10,033	5.38
Canada	1,654	9.26	2,013	9.02
Corporate	154	-	206	-
Total	4,815	5.52	12,252	5.87
[1]

Egypt DD&A per barrel is calculated on a sales basis for the periods ended March 31, 2021 and 2020 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at March 31, 2021 and 2020).

In Egypt, gross DD&A fluctuates periodically due to changes in inventory volumes as a portion of DD&A is capitalized and expensed when sold. During the three months ended March 31, 2021, DD&A decreased by 70% ($7.0 million), compared to the same period in 2020. This decrease was primarily due to a lower depletable base from impairment losses recognized in the first quarter of 2020, an increase in crude oil inventory during the quarter due to production volumes exceeding sales volumes, and a decrease in production.

In Canada, gross DD&A decreased by 18% ($0.4 million) during the three months ended March 31, 2021, compared with the same period in 2020. The decrease in the three months ended March 31, 2021 is primarily due to a lower depletable base from impairment losses recognized in the first quarter of 2020.

IMPAIRMENT LOSS

In the first quarter of 2021, TransGlobe determined that there were no indicators of impairment and therefore did not record an impairment charge for any of its assets. During the first quarter of 2020, the Company recorded a non-cash impairment loss of $40.0 million on its PNG assets. This was comprised of a $24.7 million impairment loss on the West Gharib concession, a $6.6 million impairment loss on the West Bakr concession, a $4.6 million impairment loss on the North West Gharib concession and a $4.1 million impairment loss on the Canadian assets. The Company also recorded an impairment loss of $33.5 million on its E&E assets during the first quarter of 2020. This was comprised of a $29.5 million impairment loss on the South Ghazalat concession and a $4.0 million impairment loss on the North West Gharib concession.

CAPITAL EXPENDITURES

	Three Months Ended March 31
($000s)	2021	2020
Egypt	943	3,632
Canada	1,954	1,859
Corporate	10	86
Total	2,907	5,577

Capital expenditures in the first three months of 2021 were $2.9 million (2020 - $5.6 million).

In Egypt, the Company incurred $0.9 million in capital expenditures during the three months ended March 31, 2021 (2020 - $3.6 million) associated with the recompletion of SGZ-6X and the expansion of the early production facility at South Ghazalat in the Western Desert during Q1-2021.

In Canada, the Company incurred $2.0 million in capital expenditures during the three months ended March 31, 2021 (2020 - $1.9 million) associated with completing one previously drilled horizontal Cardium oil well in the Harmattan area in Q1-2021.

OUTSTANDING SHARE DATA

As at March 31, 2021 and May 7, 2021, the Company had 72,542,071 common shares issued and outstanding and 3,989,006 stock options issued and outstanding, of which 2,120,361 are exercisable in accordance with their terms into an equal number of common shares of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs that maintain and increase production and reserves, to acquire strategic oil and gas assets, to repay current liabilities and debt

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

and ultimately to provide a return to shareholders. TransGlobe’s capital programs are funded by existing working capital and cash provided from operating activities. The Company's cash flow from operations varies significantly from quarter to quarter, depending on the timing of oil sales from cargoes lifted in Egypt, and these fluctuations in cash flow impact the Company's liquidity. TransGlobe's management will continue to steward capital and focus on cost reductions in order to maintain balance sheet strength through the current volatile oil price environment.

Funding for the Company’s capital expenditures is provided by cash flows from operations and cash on hand. The Company expects to fund its 2021 exploration and development program through the use of working capital and cash flow from operations. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.

Working capital is the amount by which current assets exceed current liabilities. As at March 31, 2021, the Company had a working capital surplus of $7.1 million (December 31, 2020 - $15.3 million). The decrease in working capital is primarily due to cash payments on Canadian capital expenditures, an increase in crude oil inventory, and the derivative commodity contracts returning to a liability position, partially offset by a decrease in accounts payable.

As at March 31, 2021, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of one month or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

Over the past 10 years, the Company has experienced delays in the collection of accounts receivable from EGPC. The length of delay peaked in 2013, returned to historical delays of up to nine months in 2017, and has since fluctuated within an acceptable range. As at March 31, 2021, amounts owing from EGPC were $4.9 million. The Company considers there to be minimal credit risk associated with amounts receivable from EGPC.

In Egypt, the Company sold 171.9 Mbbls of crude oil to EGPC in Q1-2021 for net proceeds of $8.5 million. During the first quarter of 2021, the Company collected $10.0 million of accounts receivable from EGPC, an additional $1.0 million has been collected subsequent to the quarter. The Company incurs a 30-day collection cycle on sales to third-party international buyers. Depending on the Company's assessment of the credit of crude oil purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo lifting. As at March 31, 2021, crude oil held as inventory was 455.7 Mbbls.

As at March 31, 2021, the Company had $86.0 million of revolving credit facilities with $21.7 million drawn and $64.3 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $15.0 million was drawn and outstanding as at March 31, 2021. The Company also has a revolving Canadian reserves-based lending facility with ATB totaling C$15.0 million ($11.0 million), of which C$8.4 million ($6.7 million) was drawn and outstanding. During the three months ended March 31, 2021, the Company had drawings of C$0.1 million ($0.1 million) on this facility.

The Company actively monitors its liquidity to ensure that cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.

PRODUCT INVENTORY

Product inventory consists of the Company's Egypt entitlement crude oil barrels, which are valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the unsold entitlement crude oil as determined on a concession by concession basis. All oil produced is delivered to EGPC facilities. EGPC owns the storage and export facilities from where the Company's product inventory is sold. The Company requires EGPC cooperation to schedule liftings and works with EGPC on a continuous basis to schedule cargoes. Crude oil inventory levels fluctuate from quarter to quarter depending on EGPC approvals, as well as the timing and size of cargoes in Egypt. As at March 31, 2021, the Company had 455.7 Mbbls of entitlement crude oil stored as inventory in Egypt, which represents approximately three and a half months of entitlement oil production. Since the Company began directly marketing its oil on January 1, 2015, crude oil inventory levels have fluctuated from quarter to quarter. These fluctuations in crude oil inventory levels impact the Company’s financial condition, financial performance and cash flows.

	Three Months Ended	Year Ended
(Mbbls)	March 31, 2021	December 31, 2020
Product inventory, beginning of period	227.9	964.5
TransGlobe entitlement production	399.7	1,769.9
Crude oil sales	(171.9)	(2,506.5)
Product inventory, end of period	455.7	227.9

Inventory reconciliation

The following table summarizes the operating expenses and depletion capitalization in unsold Egypt entitlement crude oil inventory:

	Three Months Ended	Year Ended
	March 31, 2021	December 31, 2020
Production and operating expenses ($/bbl)	19.07	22.29
Depletion ($/bbl)	3.42	3.29
Unit cost of inventory ($/bbl)	22.49	25.57
Product inventory, end of period (Mbbls)	455.7	227.9
Product inventory, end of period ($000s)	10,246	5,828

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	24,416	24,416	-	-	-
Long-term debt	Yes-Liability	21,699	15,000	6,699	-	-
Lease obligations[3]	Yes-Liability	1,720	1,689	31	-	-
Drilling commitment	No	1,000	-	1,000	-	-
Other long-term liabilities	Yes-Liability	622	-	622	-	-
Derivative commodity contracts	Yes-Liability	3,534	3,534	-	-	-
Equipment and facility leases (short-term)[4]	No	21	21	-	-	-
Total		53,012	44,660	8,352	-	-
[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2]	Payments denominated in foreign currencies have been translated at March 31, 2021 exchange rates.
[3]	These amounts include the notional principal and interest payments.
[4]	Equipment leases include one facility contract.

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20 year development lease. The Company has issued a production guarantee in the amount of $1.0 million which will be released when the commitment well has been drilled.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

On March 31, 2015, TG Holdings Yemen, Inc. ("TG Holdings"), a wholly-owned subsidiary of TransGlobe, relinquished its 13.8% interest in a concession in western Yemen known as "Block 32". In 2018, the Ministry of Oil and Minerals of the Republic of Yemen (“MOM”) raised claims against the contractor parties, including TG Holdings. The claims variously related to accounting practices, environmental and asset integrity/retirement claims, claims related to payment of customs duties and penalties, claims related to amounts allegedly owing to third parties for employment and facilities usage claims, and claims related to the handover of the concession.

A decision was rendered on the arbitration by the arbitral tribunal with an effective date of March 31, 2021. The final award determined that the contractor parties, including TG Holdings, are entitled to their share of Production Sharing Oil that was lifted by MOM in the amount of $5.0 million. The award also determined that the contractor parties, including TG Holdings, are jointly and severally liable for certain costs in the amount of $6.5 million.

The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2021.

ASSET RETIREMENT OBLIGATION

As at March 31, 2021, TransGlobe had an asset retirement obligation ("ARO") of $13.1 million (December 31, 2020 - $13.0 million) for the future abandonment and reclamation costs of the Canadian assets. The estimated ARO liability includes assumptions of actual costs to abandon and/or reclaim wells and facilities, the time frame in which such costs will be incurred, as well as inflation factors in order to calculate the undiscounted total future liability. TransGlobe calculated the present value of the obligations using a discount rate of 2.00% (December 31, 2020 –2.00%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2.00% per annum (December 31, 2020 – 2.00%).

In Egypt, under model concession agreements and the Fuel Material Law, liabilities in respect of decommissioning movable and immovable assets (other than wells) passes to the Egyptian Government through the transfer of ownership from the contractor to the government under the cost recovery process. While the current risk to the Company of becoming liable for decommissioning liabilities in Egypt is low, future changes to legislation could result in decommissioning liabilities in Egypt. Any increase in Egyptian decommissioning liabilities could adversely affect the Company's financial condition.

In relation to petroleum wells, under good oilfield practices, the contractor is responsible for decommissioning non-producing wells under a decommissioning plan approved by EGPC during the life of the concession agreement. If EGPC agrees that a producing well is not economic, then the contractor may be responsible for decommissioning the well under an EGPC approved decommissioning plan. EGPC, at its own discretion, may not require a well to be decommissioned if it wants to preserve the ability to use the well for other purposes. As EGPC has discretion on decommissioning wells, there is a risk that the Company could incur well decommissioning costs. In accordance with the respective concession agreements, expenses approved by EGPC are recoverable through the cost recovery mechanism.

As at March 31, 2021 there is no ARO associated with the Egypt PSCs.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

DERIVATIVE COMMODITY CONTRACTS

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the prepayment agreement, discussed further in the “Liquidity and Capital Resources” section of this MD&A, TransGlobe also entered into a marketing contract with Mercuria to market nine million barrels of TransGlobe's Egypt entitlement crude oil production. The pricing of the crude oil sales is based on market prices at the time of sale.

The following tables summarize TransGlobe’s outstanding derivative commodity contract positions as at March 31, 2021, the fair values of which have been presented on the Condensed Consolidated Interim Balance Sheet:

Financial Brent crude oil contracts
Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
Apr 2021 - Jun 2021	3-Way Collar	150,000	50,000	48.00	53.25	40.00
Apr 2021 - Dec 2021	3-Way Collar	450,000	50,000	50.00	60.00	40.00

Financial AECO natural gas contracts
Period Hedged	Contract	Remaining Volume (GJ)	Daily Volume (GJ)	Swap C$/GJ
Apr 2021 - Dec 2021	Swap	1,045,000	3,800	2.76

Subsequent to the quarter-end, the Company entered into the following Brent crude oil derivative commodity contract position:

Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl
Apr 2021	Collar	350,000	350,000	55.00	64.75

CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Condensed Consolidated Interim Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. A detailed description of the Company’s critical judgements and accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2020 and in the Critical Judgements and Accounting Estimates section of the Company’s 2020 annual MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the Exchange Act. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

No changes were made to the Company's internal controls over financial reporting during the three months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended March 31
	Notes	2021	2020

REVENUE
Petroleum and natural gas sales, net of royalties	17	18,052	53,234
Finance revenue		3	58
		18,055	53,292

EXPENSES
Production and operating	7,17	9,449	23,257
Selling costs		34	626
General and administrative		5,037	1,904
Foreign exchange loss		33	52
Finance costs	5	470	815
Depletion, depreciation and amortization	9	4,815	12,252
Asset retirement obligation accretion	10	66	68
Loss (gain) on financial instruments	4	4,515	(8,544)
Impairment loss	8,9	-	73,495
		24,419	103,925

Loss before income taxes		(6,364)	(50,633)

Income tax expense - current		4,660	4,585
NET LOSS		(11,024)	(55,218)

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments		394	(4,806)
COMPREHENSIVE LOSS		(10,630)	(60,024)

Net loss per share	16
Basic		(0.15)	(0.76)
Diluted		(0.15)	(0.76)

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	March 31, 2021	December 31, 2020

ASSETS
Current
Cash and cash equivalents	6	28,669	34,510
Accounts receivable	4	9,209	9,996
Derivative commodity contracts	4	167	-
Prepaids and other		3,069	3,530
Product inventory	7	10,246	5,828
		51,360	53,864
Non-Current
Intangible exploration and evaluation assets	8	1,147	584
Property and equipment
Petroleum and natural gas assets	9	137,635	140,059
Other	9	2,637	2,917
Deferred taxes		4,371	3,723
		197,150	201,147

LIABILITIES
Current
Accounts payable and accrued liabilities	13	24,416	21,667
Derivative commodity contracts	4	3,534	398
Current portion of lease obligations	11	1,355	1,553
Current portion of long-term debt	12	15,000	14,897
		44,305	38,515
Non-Current
Long-term debt	12	6,699	6,567
Asset retirement obligations	10	13,146	13,042
Other long-term liabilities		622	544
Lease obligations	11	243	461
Deferred taxes		4,371	3,723
		69,386	62,852

SHAREHOLDERS’ EQUITY
Share capital	14	152,805	152,805
Accumulated other comprehensive income		2,294	1,900
Contributed surplus		25,208	25,109
Deficit		(52,543)	(41,519)
		127,764	138,295
		197,150	201,147

Commitments and Contingencies (Note 13)

See accompanying notes to the Condensed Consolidated Interim Financial Statements

Approved on behalf of the Board:

Signed by:

“Randy C. Neely”	“Steven Sinclair”

Randy C. Neely	Steven Sinclair
President & CEO	Audit Committee Chair
Director	Director

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in thousands of U.S. Dollars)

		Three Months Ended March 31
	Notes	2021	2020

Share Capital
Balance, beginning and end of period	14	152,805	152,805

Accumulated Other Comprehensive Income
Balance, beginning of period		1,900	1,134
Currency translation adjustment		394	(4,806)
Balance, end of period		2,294	(3,672)

Contributed Surplus
Balance, beginning of period		25,109	24,673
Share-based compensation expense	15	99	149
Balance, end of period		25,208	24,822

(Deficit) Retained Earnings
Balance, beginning of period		(41,519)	35,878
Net loss		(11,024)	(55,218)
Balance, end of period		(52,543)	(19,340)

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of US Dollars)

		Three Months Ended March 31
	Notes	2021	2020

OPERATING
Net loss		(11,024)	(55,218)
Adjustments for:
Depletion, depreciation and amortization	9	4,815	12,252
Asset retirement obligation accretion	10	66	68
Impairment loss	8,9	-	73,495
Share-based compensation	15	2,771	(1,301)
Finance costs	5	470	815
Unrealized loss (gain) on financial instruments	4	2,970	(4,376)
Unrealized loss (gain) on foreign currency translation		4	(32)
Asset retirement obligations settled	10	9	(20)
Changes in non-cash working capital	18	(4,021)	(29,355)
Net cash used in operating activities		(3,940)	(3,672)

INVESTING
Additions to intangible exploration and evaluation assets	8	(563)	(330)
Additions to petroleum and natural gas assets	9	(2,330)	(5,161)
Additions to other assets	9	(14)	(86)
Changes in non-cash working capital	18	1,825	932
Net cash used in investing activities		(1,082)	(4,645)

FINANCING
Interest paid	5	(293)	(618)
Increase in long-term debt	12	79	96
Payments on lease obligations	11	(592)	(394)
Changes in non-cash working capital	18	(1)	-
Net cash used in financing activities		(807)	(916)

Currency translation differences relating to cash and cash equivalents		(12)	(187)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(5,841)	(9,420)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		34,510	33,250
CASH AND CASH EQUIVALENTS, END OF PERIOD		28,669	23,830

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at March 31, 2021 and December 31, 2020 and for the three month period ended March 31, 2021 and 2020

(Unaudited - All amounts expressed in U.S. Dollars, except as otherwise noted)

1. CORPORATE INFORMATION

TransGlobe Energy Corporation ("TransGlobe" or the "Company") and its subsidiaries are engaged in oil and natural gas exploration, development and production, and the acquisition of oil and natural gas properties. The Company's shares are traded on the Toronto Stock Exchange (“TSX”), the London Stock Exchange's Alternative Investment Market ("AIM") and the Capital Market of the NASDAQ Stock Market (“NASDAQ”). TransGlobe is incorporated in Alberta, Canada and the address of its principal place of business is Suite 900, 444 – 5th Avenue SW, Calgary, Alberta, Canada, T2P 2T8.

2. BASIS OF PREPARATION

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent audited Consolidated Financial Statements for the year ended December 31, 2020.

These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on May 5, 2021.

The Condensed Consolidated Interim Financial Statements are presented and expressed in United States dollars (“US$”), unless otherwise noted. All references to $ are to United States dollars and references to C$ are to Canadian dollars.

These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2020 audited Consolidated Financial Statements.

3. CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the IASB requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Condensed Consolidated Interim Financial Statements. Accordingly, actual results may differ from estimated amounts as future events occur.

The COVID-19 pandemic and continued volatile commodity price environment could negatively affect the Company's operating results in 2021. The results of the economic downturn and any potential resulting impact to the Company have been considered in management’s estimates at the period end; however, there could be a further prospective material impact in future periods.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, derivative commodity contracts, accounts payable and accrued liabilities, lease obligations and long-term debt.

The Company has classified its cash and cash equivalents and derivative commodity contracts as fair value through profit or loss. Both are measured at fair value with subsequent changes recognized through earnings (loss). Accounts receivable are classified as assets at amortized cost; accounts payable and accrued liabilities, lease obligations and long-term debt are classified as liabilities at amortized cost, all of which are measured initially at fair value, and subsequently at amortized cost. Transaction costs attributable to financial instruments carried at amortized cost are included in the initial measurement of the financial instrument and are subsequently amortized using the effective interest rate method.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	March 31, 2021		December 31, 2020
Classification ($000s)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets at fair value through profit or loss	28,836	28,836	34,510	34,510
Financial assets at amortized cost	9,209	9,209	9,996	9,996
Financial liabilities at fair value through profit or loss	3,534	3,534	398	398
Financial liabilities at amortized cost	47,713	47,713	45,145	45,248

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Assets and liabilities as at March 31, 2021 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The Company’s cash and cash equivalents and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1. Derivative commodity contracts are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.

Derivative commodity contracts

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the prepayment agreement (see Note 12), TransGlobe entered into a marketing contract with Mercuria Energy Trading SA ("Mercuria") to market nine million barrels of TransGlobe's Egyptian entitlement oil production. The pricing of the crude oil sales will be based on market prices at the time of sale.

The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at March 31, 2021, the fair values of which have been presented on the Condensed Consolidated Interim Balance Sheet:

Financial Brent crude oil contracts
Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
Apr 2021 - Jun 2021	3-Way Collar	150,000	50,000	48.00	53.25	40.00
Apr 2021 - Dec 2021	3-Way Collar	450,000	50,000	50.00	60.00	40.00

Financial AECO natural gas contracts
Period Hedged	Contract	Remaining Volume (GJ)	Daily Volume (GJ)	Swap C$/GJ
Apr 2021 - Dec 2021	Swap	1,045,000	3,800	2.76

Subsequent to quarter-end, the Company entered into the following Dated Brent crude oil derivative commodity contract position:

Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl
Apr 2021	Collar	350,000	350,000	55.00	64.75

The gains and losses on financial instruments for the three months ended March 31, 2021 and 2020 are comprised as follows:

	Three Months Ended March 31
($000s)	2021	2020
Realized derivative loss (gain) during the period	1,545	(4,168)
Unrealized derivative loss (gain) on commodity contracts outstanding at period end	2,970	(4,376)
Loss (gain) on financial instruments	4,515	(8,544)

Overview of Risk Management

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:

•Credit risk

•Market risk

•Liquidity risk

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The Board of Directors and Audit Committee oversee management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in its cash investments or in the collection of accounts receivable to date.

TransGlobe's accounts receivable related to the Canadian operations are with customers and joint interest partners in the petroleum and natural gas industry, and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected in due course. The Company currently sells its production to several purchasers under standard industry sale and payment terms. Purchasers of TransGlobe's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. The Company has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions.

Trade and other receivables are analyzed in the table below.

($000s)	March 31, 2021	December 31, 2020
Neither impaired nor past due	3,350	6,542
Not impaired and past due in the following period:
Within 30 days	4,359	2,255
31-60 days	332	34
61-90 days	510	510
Over 90 days	658	655
Accounts receivable	9,209	9,996

The Company did not sell any crude oil to third-party buyers during the three months ended March 31, 2021. Depending on the Company's assessment of the credit of crude purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. During the first quarter of 2021 the Company sold 171.9 Mbbls of inventoried entitlement crude oil to EGPC for net proceeds of $8.5 million. As at March 31, 2021, $4.9 million (December 31, 2020 - $6.0 million) of the total accounts receivable balance of $9.2 million (December 31, 2020 - $10.0 million) is due from EGPC. All accounts receivable are in good standing and collection is not considered to be at risk.

The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable banking institutions.

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and the associated impact on future performance of the business. The market price movements that the Company is exposed to include commodity prices, foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

Commodity price risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its production of oil, natural gas and NGLs. The Company is exposed to commodity price risk on its derivative assets and liabilities which are used as part of the Company's risk management program to mitigate the effects of changes in commodity prices on future cash flows. While transactions of this nature relate to forecasted future petroleum and natural gas production, TransGlobe does not designate these derivative assets and liabilities as accounting hedges. As such, changes in commodity prices impact the fair value of derivative instruments and the corresponding gains or losses on derivative instruments. The estimated fair value of unrealized commodity contracts is reported on the Consolidated Interim Balance Sheets, with any change in the unrealized positions recorded to net earnings (loss). The Company assesses these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counterparties to settle the transactions outstanding as at the date of the Consolidated Interim Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

Foreign currency exchange risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates primarily to certain cash and cash equivalents, accounts receivable, long-term debt, lease obligations and accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes that 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would increase net loss for the three months ended March 31, 2021 by approximately $0.7 million and conversely, a 10% decrease in the value of the Canadian dollar against the U.S. dollar would decrease net loss by $0.7 million for the same period. The Company does not utilize derivative instruments to manage this risk.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable denominated in Egyptian pounds, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance at March 31, 2021 was $0.9 million in equivalent U.S. dollars. The Company estimates that a 10% increase in the value of the Egyptian pound against the U.S. dollar would increase net loss for the three months ended March 31, 2021 by approximately $0.1 million and conversely a 10% decrease in the value of the Egyptian pound against the U.S. dollar would decrease net loss by $0.1 million for the same period. The Company does not currently utilize derivative instruments to manage foreign currency exchange risk.

The Company maintains nominal balances of British Pounds sterling to pay in-country costs incurred in operating its London office. Foreign exchange risk on these funds is not considered material.

Interest rate risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable interest debt. No derivative contracts were entered into during Q1-2021 to mitigate interest rate risk. When assessing interest rate risk applicable to the Company’s variable interest debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would increase the Company’s net loss, for the three months ended March 31, 2021, by $0.1 million and conversely, the effect of interest rates decreasing by 1% would decrease the Company’s net loss, for the same period, by $0.1 million.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at March 31, 2021:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	24,416	24,416	-	-	-
Long-term debt	Yes-Liability	21,699	15,000	6,699	-	-
Lease obligations[3]	Yes-Liability	1,720	1,689	31	-	-
Drilling commitment	No	1,000	-	1,000	-	-
Other long-term liabilities	Yes-Liability	622	-	622	-	-
Derivative commodity contracts	Yes-Liability	3,534	3,534	-	-	-
Equipment and facility leases (short-term)[4]	No	21	21	-	-	-
Total		53,012	44,660	8,352	-	-
[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2]	Payments denominated in foreign currencies have been translated at March 31, 2021 exchange rates.
[3]	These amounts include the notional principal and interest payments.
[4]	Equipment leases include one facility contract.

As at March 31, 2021, the Company had $86.0 million of revolving credit facilities with $21.7 million drawn and $64.3 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $15.0 million was drawn and outstanding as at March 31, 2021. The Company also has a revolving Canadian reserves-based lending facility with ATB totaling C$15.0 million ($11.0 million), of which C$8.4 million ($6.7 million) was drawn and outstanding. During the three months ended March 31, 2021, the Company had drawings of C$0.1 million ($0.1 million) on this facility (See Note 12).

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.

To date, the Company has experienced no difficulties with transferring funds abroad.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

5. FINANCE COSTS

Finance costs recognized in net loss were as follows:

	Three Months Ended March 31
($000s)	2021	2020
Interest on long-term debt	230	582
Interest on borrowing base facility	76	93
Amortization of deferred financing costs	102	95
Interest on lease obligations	62	45
Finance costs	470	815
Interest paid	293	618

6. CASH AND CASH EQUIVALENTS

The following table reconciles TransGlobe's cash and cash equivalents:

($000s)	March 31, 2021	December 31, 2020
Cash	28,669	34,510
Cash equivalents	-	-
Cash and cash equivalents	28,669	34,510

All of the Company's cash is on deposit with high credit-quality financial institutions.

7. PRODUCT INVENTORY

Product inventory consists of the Company's entitlement crude oil barrels in Egypt, which are valued at the lower of cost or net realizable value. Costs include operating expenses and depletion associated with crude oil entitlement barrels and are determined on a concession by concession basis. These amounts are initially capitalized and expensed when sold.

As at March 31, 2021, the Company held 455.7 Mbbls of crude oil in inventory valued at approximately $22.49/bbl (December 31, 2020 – 227.9 Mbbls valued at approximately $25.57 per barrel).

8. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

The following table reconciles the changes in TransGlobe's exploration and evaluation assets:

($000s)
Balance at December 31, 2020	584
Additions to exploration and evaluation assets	563
Balance at March 31, 2021	1,147

The ending balance of intangible exploration and evaluation assets as at March 31, 2021 includes $0.6 million in Canada (December 31, 2020 - $0.6 million) and $0.6 in South Ghazalat (December 31, 2020 - $Nil).

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

9. PROPERTY AND EQUIPMENT

The following table reconciles the changes in TransGlobe's property and equipment assets:

($000s)	PNG Assets	Other Assets	Total
Cost
Balance at December 31, 2020	720,304	19,751	740,055
Increase in right-of-use assets	-	113	113
Additions	2,330	14	2,344
Change in estimate for asset retirement obligations (Note 10)	(75)	-	(75)
Balance at March 31, 2021	722,559	19,878	742,437

Accumulated depreciation, depletion, amortization and impairment losses
Balance at December 31, 2020	583,230	16,834	600,064
Depletion, depreciation and amortization for the period[1]	5,216	407	5,623
Balance at March 31, 2021	588,446	17,241	605,687

Foreign Exchange
Balance at December 31, 2020	2,985	-	2,985
Currency translation adjustments	537	-	537
Balance at March 31, 2021	3,522	-	3,522

Net book value
At December 31, 2020	140,059	2,917	142,976
At March 31, 2021	137,635	2,637	140,272
[1]	Depletion, depreciation and amortization is adjusted for amounts capitalized to product inventory at the time of production and expensed when sold.

The following table discloses the carrying amount and depreciation charge for right-of-use assets by class of underlying asset as at and for the three months ended March 31, 2021:

($000s)	PNG Assets	Other Assets	Total
Net book value at December 31, 2020	1,443	397	1,840
Increase in right-of-use assets	-	113	113
Depreciation for the period	(266)	(237)	(503)
Net book value at March 31, 2021	1,177	273	1,450

10. ASSET RETIREMENT OBLIGATION

The following table reconciles the change in TransGlobe's asset retirement obligation:

($000s)
Balance at December 31, 2020	13,042
Changes in estimates for asset retirement obligations and additional obligations recognized	(75)
Obligations settled	9
Asset retirement obligation accretion	66
Effect of movements in foreign exchange rates	104
Balance at March 31, 2021	13,146

As at March 31, 2021, the entire asset retirement obligation balance relates to the Company's Canadian operations. TransGlobe has estimated the net present value of its asset retirement obligation to be $13.1 million as at March 31, 2021 (December 31, 2020 - $13.0 million). These payments are expected to be made between 2021 and 2066. TransGlobe calculated the present value of the obligations using a discount rate of 2.00% (December 31, 2020 – 2.00%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2.00% per annum (December 31, 2020 – 2.00%).

As at March 31, 2021 there is no ARO associated with the Egypt production sharing concessions.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

11. LEASE OBLIGATIONS

The following table reconciles TransGlobe's lease obligations:

($000s)	At March 31, 2021	December 31, 2020
Less than 1 year	1,689	1,760
1 - 3 years	31	434
Total lease payments	1,720	2,194
Amounts representing interest	122	180
Present value of net lease payments	1,598	2,014
Current portion of lease obligations	1,355	1,553
Non-current portion of lease obligations	243	461

During the three months ended March 31, 2021, the Company incurred $0.1 million (March 31, 2020 - $0.05 million) on interest expense and paid a total cash outflow of $0.6 million (March 31, 2020 - $0.4 million) relating to lease obligations.

12. LONG-TERM DEBT

As at March 31, 2021, interest-bearing debt was comprised as follows:

	March 31, 2021	December 31, 2020
Prepayment agreement	15,000	14,897
Reserves-based lending facility	6,699	6,567
Balance, end of period	21,699	21,464

As at March 31, 2021 and December 31, 2020, the Company had in place a $75.0 million crude oil prepayment agreement with Mercuria, of which $15.0 million (December 31, 2020 - $15.0 million) was drawn. The prepayment agreement has a maturity date of September 30, 2021.

As at March 31, 2021 the Company had in place a revolving Canadian reserves-based lending facility with ATB totaling C$15.0 million ($11.0 million), of which C$8.4 million ($6.7 million) was drawn (December 31, 2020 - C$8.3 million/$6.6 million). The facility bears interest at a rate of either ATB Prime or CDOR (Canadian Dollar Offered Rate) plus applicable margins that vary from 2.25% to 4.25% depending on the Company’s net debt to trailing cash flow ratio. During the three months ended March 31, 2021, the Company drew C$0.1 million ($0.1 million) on the revolving facility.

The following table reconciles the changes in TransGlobe's long-term debt, including the current portion:

($000s)
Balance at December 31, 2020	21,464
Draws on revolving credit facility	79
Amortization of deferred financing costs	102
Effects of movements in foreign exchange rates	54
Balance at March 31, 2021	21,699
Current portion of long-term debt	(15,000)
Non-current portion of long-term debt	6,699

During the three months ended March 31, 2021, the Company paid $0.3 million (March 31, 2020 - $0.6 million) in interest on its long-term debt.

The Company's interest-bearing loans and borrowings are measured at amortized cost. The prepayment agreement and reserves-based lending facility are subject to certain covenants. The Company was in compliance with its covenants as at March 31, 2021.

The estimated future debt payments on long-term debt as of March 31, 2021 are as follows:

($000s)	Prepayment Agreement	Reserves Based Lending Facility	Total
2021	15,000	-	15,000
2022	-	6,699	6,699
	15,000	6,699	21,699

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

13. COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	24,416	24,416	-	-	-
Long-term debt	Yes-Liability	21,699	15,000	6,699	-	-
Lease obligations[3]	Yes-Liability	1,720	1,689	31	-	-
Drilling commitment	No	1,000	-	1,000	-	-
Other long-term liabilities	Yes-Liability	622	-	622	-	-
Derivative commodity contracts	Yes-Liability	3,534	3,534	-	-	-
Equipment and facility leases (short-term)[4]	No	21	21	-	-	-
Total		53,012	44,660	8,352	-	-
[1]	Payments exclude ongoing operating costs and finance costs.
[2]	Payments denominated in foreign currencies have been translated at March 31, 2021 exchange rates.
[3]	These amounts include the notional and principal interest payments.
[4]	Equipment leases include one facility contract.

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20 year development lease. The Company has issued a production guarantee in the amount of $1.0 million which will be released when the commitment well has been drilled.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

On March 31, 2015, TG Holdings Yemen, Inc. ("TG Holdings"), a wholly-owned subsidiary of TransGlobe, relinquished its 13.8% interest in a concession in western Yemen known as "Block 32". In 2018, the Ministry of Oil and Minerals of the Republic of Yemen (“MOM”) raised claims against the contractor parties, including TG Holdings. The claims variously related to accounting practices, environmental and asset integrity/retirement claims, claims related to payment of customs duties and penalties, claims related to amounts allegedly owing to third parties for employment and facilities usage claims, and claims related to the handover of the concession.

A decision was rendered on the arbitration by the arbitral tribunal with an effective date of March 31, 2021. The final award determined that the contractor parties, including TG Holdings, are entitled to their share of Production Sharing Oil that was lifted by MOM in the amount of $5.0 million. The award also determined that the contractor parties, including TG Holdings, are jointly and severally liable for certain costs in the amount of $6.5 million.

The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2021.

14. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares with no par value. Shares in issue as at March 31, 2021 and December 31, 2020 are outlined below:

	Three Months Ended March 31, 2021		Year Ended December 31, 2020
(000s)	Shares	Amount ($)	Shares	Amount ($)
Balance, beginning and end of period	72,543	152,805	72,543	152,805

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

15. SHARE-BASED PAYMENTS

Stock options

The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Three Months Ended March 31, 2021		Year Ended December 31, 2020
(000s)	Number of Options	Weighted-Average Exercise Price ($C)	Number of Options	Weighted-Average Exercise Price ($C)
Options outstanding, beginning of period	4,589	2.16	4,481	2.86
Granted	402	2.16	819	0.79
Expired	(1,002)	2.19	(711)	4.99
Options outstanding, end of period	3,989	2.15	4,589	2.16
Options exercisable, end of period	2,120	2.51	2,797	2.35

Compensation expense of $0.1 million was recorded during the three months ended March 31, 2021 (March 31, 2020 - $0.1 million) in general and administrative expenses in the Condensed Consolidated Interim Statements of Loss and Comprehensive Loss and Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity in respect of stock options. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.

All options granted vest annually over a three-year period and expire five years after the grant date. No employee stock options were exercised during the three-month periods ended March 31, 2021 and 2020. As at March 31, 2021 and December 31, 2020, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.

Restricted share unit ("RSU"), performance share unit ("PSU") and deferred share unit ("DSU") plans

The number of RSUs, PSUs and DSUs outstanding as at March 31, 2021 are as follows:

(000s)	RSUs	PSUs	DSUs
Units outstanding, December 31, 2020	835	2,272	826
Granted	362	602	-
Exercised	(76)	-	-
Units outstanding, March 31, 2021	1,121	2,874	826

During the three months ended March 31, 2021, compensation expense of $2.7 million (March 31, 2020 - $1.4 million recovery) was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Loss and Comprehensive Loss in respect of the revaluation of outstanding share units granted under the three plans described above.

16. PER SHARE AMOUNTS

The basic weighted-average number of common shares outstanding for the three months ended March 31, 2021 and 2020 was 72,542,071. The diluted weighted-average number of common shares outstanding for the three months ended March 31, 2021 was 72,890,698 (March 31, 2020 –72,542,071). These outstanding share amounts were used to calculate net loss per share in the respective periods.

In determining diluted net loss per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the period ended March 31, 2021, the Company excluded 3,169,899 stock options for the period ended March 31, 2021 (March 31, 2020 – 4,480,935) as their exercise price was greater than the average common share market price in the periods.

17. SEGMENTED INFORMATION

The Company has two reportable segments for the three months ended March 31, 2021 and 2020: the Arab Republic of Egypt and Canada. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of oil and gas properties. In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales. The accounting policies of the operating segments are the same as the Company’s accounting policies.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

	Three Months Ended March 31
	2021	2020	2021	2020	2021	2020	2021	2020
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	36,974	75,415	2,673	3,175	-	-	39,647	78,590
Natural gas sales	-	-	942	732	-	-	942	732
Natural gas liquids sales	-	-	1,688	865	-	-	1,688	865
Less: royalties	(23,484)	(26,342)	(741)	(611)	-	-	(24,225)	(26,953)
Petroleum and natural gas sales, net of royalties	13,490	49,073	4,562	4,161	-	-	18,052	53,234
Finance revenue	-	-	-	-	3	58	3	58
Total segmented revenue	13,490	49,073	4,562	4,161	3	58	18,055	53,292

Segmented expenses
Production and operating	7,928	21,358	1,521	1,899	-	-	9,449	23,257
Selling costs	34	626	-	-	-	-	34	626
General and administrative	1,234	1,459	223	255	3,580	190	5,037	1,904
Foreign exchange loss	-	-	-	-	33	52	33	52
Finance costs	386	710	82	98	2	7	470	815
Depletion, depreciation and amortization	3,007	10,033	1,654	2,013	154	206	4,815	12,252
Asset retirement obligation accretion	-	-	66	68	-	-	66	68
Loss (gain) on financial instruments	4,677	(8,544)	(162)	-	-	-	4,515	(8,544)
Impairment loss	-	69,434	-	4,061	-	-	-	73,495
Income tax expense	4,660	4,585	-	-	-	-	4,660	4,585
Segmented net (loss) earnings	(8,436)	(50,588)	1,178	(4,233)	(3,766)	(397)	(11,024)	(55,218)

Capital expenditures
Exploration and development	943	3,632	1,954	1,859	-	-	2,897	5,491
Corporate	-	-	-	-	10	86	10	86
Total capital expenditures	943	3,632	1,954	1,859	10	86	2,907	5,577

The carrying amounts of reportable segment assets and liabilities are as follows:

	As at March 31, 2021			As at December 31, 2020
($000s)	Egypt	Canada	Total	Egypt	Canada	Total
Assets
Accounts receivable	5,439	3,247	8,686	6,594	2,821	9,415
Derivative commodity contracts	-	167	167	-	-	-
Intangible exploration and evaluation assets	563	584	1,147	-	584	584
Property and equipment
Petroleum and natural gas assets	67,143	70,492	137,635	70,331	69,728	140,059
Other assets	1,850	10	1,860	1,985	11	1,996
Other	29,292	3,052	32,344	33,571	2,162	35,733
Deferred taxes	4,371	-	4,371	3,723	-	3,723
Segmented assets	108,658	77,552	186,210	116,204	75,306	191,510
Non-segmented assets			10,940			9,637
Total assets			197,150			201,147

Liabilities
Accounts payable and accrued liabilities	13,959	3,855	17,814	14,342	2,040	16,382
Derivative commodity contracts	3,534	-	3,534	398	-	398
Long-term debt	15,000	6,699	21,699	14,897	6,567	21,464
Asset retirement obligation	-	13,146	13,146	-	13,042	13,042
Lease obligation	1,281	244	1,525	1,466	302	1,768
Deferred taxes	4,371	-	4,371	3,723	-	3,723
Segmented liabilities	38,145	23,944	62,089	34,826	21,951	56,777
Non-segmented liabilities			7,297			6,075
Total liabilities			69,386			62,852

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

18. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital consisted of the following:

	Three Months Ended March 31
($000s)	2021	2020
Operating activities
Decrease (increase) in current assets
Accounts receivable	787	(36,931)
Prepaids and other	483	693
Product inventory[1]	(3,609)	7,603
(Decrease) increase in current liabilities
Accounts payable and accrued liabilities	(1,761)	(301)
Other long-term liabilities	79	(419)
Total changes in non-cash working capital	(4,021)	(29,355)

Investing activities
Increase in current liabilities
Accounts payable and accrued liabilities	1,825	932
Total changes in non-cash working capital	1,825	932

Financing activities
Decrease in current liabilities
Other liabilities	(1)	-
Total changes in non-cash working capital	(1)	-
[1]	The change in non-cash working capital associated with product inventory represents the change in operating costs capitalized as product inventory in the respective periods.

CORPORATE & SHAREHOLDER INFORMATION

DIRECTORS

David B. Cook - Chairman

Randy C. Neely (4) - President & Chief Executive Officer

Ross G. Clarkson (3)

Edward LaFehr (1)(3)

Carol Bell (1)(2)

Steven W. Sinclair (1)(2)

Timothy Marchant (2)(3)

OFFICERS

Randy C. Neely (4) - President & Chief Executive Officer

Geoffrey Probert (4) - Vice President & Chief Operating Officer

Edward D. Ok (4) - Vice President, Finance & Chief Financial Officer and Corporate Secretary

(1)  Audit Committee

(2)  Compensation, Human Resources & Governance Committee

(3)  Reserves, Health, Safety & Social Responsibility Committee

(4)  Disclosure and AIM Compliance Committee

HEAD OFFICE

Suite 900, 444 – 5th Avenue S.W.

Calgary, Alberta, Canada T2P 2T8

Telephone: +1 (403) 264-9888

Facsimile:  +1 (403) 770-8855

EGYPT OFFICE

6 Badr Towers, 10th Floor

Ring Road

New Maadi, Cairo, Egypt

UK OFFICE

Suite 600 - 105 Victoria Street

London, UK SW1E 6QT

WEBSITE

www.trans-globe.com

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP

Calgary, Alberta

INVESTOR RELATIONS

Tailwind Associates

Darren Engels

darren@tailwindassociates.ca

www.tailwindassociates.ca

Telephone: +1 (403) 618-8035

investor.relations@trans-globe.com

Telephone: +1 (403) 264-9888

NOMINATED ADVISER & JOINT BROKER

Canaccord Genuity Limited

8 Wood Street

London, UK EC2V 7QR

JOINT BROKER

Shore Capital Stockbrokers Limited

57 St James’s Street

London, UK  SW1A 1LD

AUDITORS

BDO Canada LLP

Calgary, Alberta

EVALUATION ENGINEERS

GLJ Ltd.

Calgary, Alberta

BANKS

ATB Financial

Calgary, Alberta, Canada

Sumitomo Mitsui Banking Corporation Europe Limited

London, Great Britain

PUBLIC RELATIONS

FTI Consulting Inc.

Telephone: +44 (0) 203 727 1000

Email: transglobeenergy@fticonsulting.com

www.trans-globe.com

TSX & AIM: TGL, NASDAQ: TGA